Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of RICHES HOLDINGS LIMITED

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RICHES HOLDINGS LIMITED and its subsidiaries (collectively the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the relevant period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

September 26, 2024

We have served as the Group’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

RICHES HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars except share and per share data)

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$555,422	$320,650
Accounts receivables, net	428,013	531,456
Prepayments, deposits and other receivables	62,443	23,873
Contract costs	16,479	99,311
Due from the former shareholder	-	966
Due from the former director	-	57,756
Due from the director	48,327	417,155
Due from the related companies	60,739	315,264
Tax recoverable	1,404	-
Total current assets	1,172,827	1,766,431

Non-current asset
Intangible asset	31,271	49,734
Total non-current asset	31,271	49,734

Total assets	$1,204,098	$1,816,165

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts payables	$752,147	$761,359
Accruals and other payables	134,623	128,655
Contract liabilities	117,080	250,252
Due to the related companies	6,359	36,231
Due to the director	-	390,437
Due to the former director	-	51,471
Tax payable	13,804	22,506
Total current liabilities	1,024,013	1,640,911

Total liabilities	1,024,013	1,640,911

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$ $1 par value per share, 50,000 authorized as of December 31, 2023 and 2022; 50,000 shares issued and outstanding	50,000	50,000
Accumulated other comprehensive loss	(23,631)	(8,740)
Retained earnings	153,716	133,994
Total shareholders’ equity	180,085	175,254
Total liabilities and shareholders’ equity	$1,204,098	$1,816,165

See accompanying notes to consolidated financial statements.

RICHES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Stated in U.S. Dollars except share and per share data)

	2023	2022
Revenues	$6,307,177	$5,114,217
Cost of services	5,640,293	4,273,820
Gross Profit	666,884	840,397

Operating expenses:
General and administrative expenses	656,911	831,988
Reversal of impairment losses on accounts receivables, net	(1,345)	(94,956)
Written off on accounts receivables	-	35,535
Total operating expenses	655,566	772,567

Income from operations	11,318	67,830

Other income:
Interest income	1,878	301
Other income and gains	13,420	52,344
Total other income	15,298	52,645

Income before taxes	26,616	120,475
Income taxes	(6,894)	(3,412)
Net income	$19,722	$117,063

Other Comprehensive Loss
Foreign currency translation adjustment	(14,891)	(12,066)
Total Comprehensive Income	$4,831	$104,997

Earnings per share – Basic and diluted	0.39	2.34
Basic and diluted weighted average shares outstanding	50,000	50,000

See accompanying notes to consolidated financial statements.

RICHES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Stated in U.S. Dollars except share data)

	Ordinary shares		Accumulated other
	No. of Shares	Amount	comprehensive income (loss)	Retained earnings	Total
		$	$	$	$
BALANCE, January 1, 2022	50,000	50,000	3,326	16,931	70,257
Foreign currency translation adjustment	-	-	(12,066)	-	(12,066)
Net income	-	-	-	117,063	117,063
BALANCE, December 31, 2022	50,000	50,000	(8,740)	133,994	175,254
Foreign currency translation adjustment	-	-	(14,891)	-	(14,891)
Net income	-	-	-	19,722	19,722
BALANCE, December 31, 2023	50,000	50,000	(23,631)	153,716	180,085

See accompanying notes to consolidated financial statements.

RICHES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Stated in U.S. Dollars)

	2023	2022
Cash Flows from Operating Activities:
Net income	$19,722	$117,063
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible asset	17,159	18,100
Interest income	(1,878)	(301)
Reversal of impairment losses on accounts receivables	(2,054)	(97,012)
Impairment losses on accounts receivables	709	2,056
Written off on accounts receivables	-	35,535
Changes in operating assets and liabilities:
Accounts receivables	104,726	850,617
Prepayment, deposits and other receivables	(38,681)	24,464
Contract costs	82,875	(31,058)
Due from a related company	(40,598)	-
Accrued bonus due to the former director	(51,450)	52,111
Accounts payables	(9,168)	(733,240)
Accruals and other payables	5,912	16,989
Contract liabilities	(133,077)	43,635
Tax recoverable	(1,404)	-
Tax payable	(8,702)	(3,015)
Net cash (used in) / provided by operating activities	(55,909)	295,944

Cash Flows from Investing Activities:
Repayment from the former director	51,450	96
Advance to the director	-	(244,720)
Repayment from the director	252,395	237,370
Advance to the related companies	(6,058)	(244,278)
Repayment from the related companies	301,058	-
Interest received	1,878	301
Net cash provided by / (used in) investing activities	600,723	(251,231)

Cash Flows from Financing Activities:
Advance from the director	-	191,719
Repayment to the director	(266,768)	(140,844)
Advance from related companies	5,024	8,621
Repayment to related companies	(34,881)	(877)
Net cash (used in) / provided by financing activities	(296,625)	58,619
Effect of Exchange Rate on Cash	(13,417)	(6,859)
Net Increase in Cash	234,772	96,473
Cash and cash equivalents, beginning of year	320,650	224,177
Cash and cash equivalents, end of year	$555,422	$320,650

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$17,000	$6,427

See accompanying notes to consolidated financial statements.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(1) Organization and business background

Riches Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on November 14, 2019. The registered office address of the Company is 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

The Company is an investment holding company. The Company’s subsidiaries are involved in the provision of advisory and referral services, property agency services and consultancy services for insurance products in Hong Kong and provision of applications, technology and services and application membership services in the People’s Republic of China (the “PRC”).

As of December 31, 2023, the Company’s subsidiaries are detailed in the table as follows:

Name	Date of Incorporation or Establishment	Place of Incorporation or Establishment	Percentage of Ownership	Principal Activity
Subsidiary:
Riches Advisory Limited	August 17, 2017	Hong Kong	100%	Provision of advisory and referral services in Hong Kong
Riches Property Limited	October 17, 2017	Hong Kong	100%	Provision of property agency services in Hong Kong
Riches Finance Group Limited	August 17, 2017	Hong Kong	100%	Provision of consultancy services for insurance products in Hong Kong
財阜薈科技（深圳）有限公司 (Riches Elite Technology (Shenzhen) Co., Ltd)	December 3, 2018	PRC	100%	Provision of applications, technology and services and application membership services in the PRC

Group reorganization

(a)	On August 17, 2017, Riches Advisory Limited was incorporated with an issued share capital of HK$10,000 divided into 10,000 shares with a par value of HK$1. Riches Advisory Limited was substantially controlled by Mr. Wu Rui and Ms. Zhao Lizhen, who acted in concert and held equity interests in Riches Advisory Limited directly.

(b)	On August 17, 2017, Riches Finance Group Limited was incorporated with an issued share capital of HK$10,000 divided into 10,000 shares with a par value of HK$1. Riches Finance Group Limited was substantially controlled by Mr. Wu Rui and Ms. Zhao Lizhen, who acted in concert and held equity interests in Riches Finance Group Limited directly. On October 24, 2019, Riches Advisory Limited acquired 10,000 shares in Riches Finance Group Limited from Mr. Wu Rui and Ms. Zhao Lizhen at a par value of HK$10,000, and Riches Finance Group Limited became a wholly-owned subsidiary of Riches Advisory Limited.

(c)	On October 17, 2017, Riches Property Limited was incorporated with an issued share capital of HK$10,000 divided into 10,000 shares with a par value of HK$1. Riches Property Limited was substantially controlled by Mr. Wu Rui and Ms. Zhao Lizhen, who acted in concert and held equity interests in Riches Property Limited directly. On October 24, 2019, Riches Advisory Limited acquired 10,000 shares in Riches Property Limited from Mr. Wu Rui and Ms. Zhao Lizhen at a par value of HK$10,000, and Riches Property Limited became a wholly-owned subsidiary of Riches Advisory Limited.

(d)	On December 3, 2018, Riches Elite Technology (Shenzhen) Co., Ltd was incorporated with an issued share capital of RMB5,000,000, which has not yet been paid up. Riches Elite Technology (Shenzhen) Co., Ltd was substantially controlled by Mr. Wang Junlin, who held equity interests in Riches Elite Technology (Shenzhen) Co., Ltd directly on behalf of Mr. Wu Rui. On January 7, 2020, Riches Advisory Limited acquired the shares in Riches Elite Technology (Shenzhen) Co., Ltd from Mr. Wang Junlin at a consideration of HK$1, and Riches Elite Technology (Shenzhen) Co., Ltd became a wholly-owned subsidiary of Riches Advisory Limited.

(e)	On January 21, 2020, the Company acquired 10,000 shares in Riches Advisory Limited from Mr. Wu Rui and Ms. Zhao Lizhen at a par value of HK$10,000, and Riches Advisory Limited became a wholly-owned subsidiary of the Company.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies

Basis of consolidation

The accompanying consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currencies of its Hong Kong subsidiaries are the Hong Kong dollar (“HK$”). The functional currency of its PRC subsidiaries is the RMB. Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

	For the year ended December 31,
	2023	2022
Period Ended RMB: US$ exchange rate	7.1	6.9
Period Average RMB: US$ exchange rate	7.1	6.7
Period Ended HK$: US$ exchange rate	7.8	7.8
Period Average HK$: US$ exchange rate	7.8	7.8

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

Fair value measurement

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

•      Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•      Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, deposits and other receivables, amount due from the related parties, accounts payable, accruals and other payables, and amount due to the related parties. As of the balance sheet dates, the estimated fair value of these financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments.

The Group’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and at banks which are unrestricted as to withdrawal or use, with original maturities of three months or less when purchased to be cash and cash equivalents.

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Group estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Net reversal of $1,345 and $94,956 was required as of December 31, 2023 and 2022. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

Prepayments, deposits and other receivables

Prepayments, deposits and other receivables primarily include prepaid expenses, rental deposit, utilities deposit and other receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for doubtful accounts is needed. No allowance was required as of December 31, 2023, or 2022.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

Intangible assets

In accordance with ASC 985-20, all costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense when incurred. Costs of producing product masters incurred subsequent to establishing technological feasibility shall be capitalized. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software	5 years

Impairment of long-lived assets

The Group reviews long-lived assets, including definitive-lived intangible asset, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairments of long-lived assets were recognized during the years ended December 31, 2023 and 2022.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs and benefits as well as other accrued expenses and other payables.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

Contract liabilities

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the years ended December 31, 2023 and 2022 and balances as of December 31, 2023 and 2022 are set out in Note 8.

Revenue recognition

The Group follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Group identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Group has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Group applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Revenues are recognized at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services.

The Group currently generates its revenue from the following main sources:

Advisory and referral services

The Group provides services in relation to the application of migration, education and visa renewal to its customers. Revenue is recognized at a point in time when relevant applications are approved.

Consultancy services for insurance products

The Group provides consultancy services primarily in relation to insurance referral to insurance brokers. Revenue is recognized at a point in time when the cool-off period ends, and the consultancy and referral services are considered complete.

Property agency services

The Group provides property agency services to its customers. It consists primarily of introduction of property buyers. Revenue is recognized at a point in time when the agency services are successfully rendered, evidenced by the completion of the underlying transactions.

Application membership services

Customers can register as members via the online platform of the Group. By becoming members of the Group, customers are entitled a certain percentage of commission when they have successful referrals in terms of advisory and referral services, consultancy services for insurance products, and property agency services. Revenue is recognized over time by reference to the whole contracted membership period.

Applications, technology & services

Revenue from the provision of applications and technology support services to its customers is recognized at a point in time i.e. when the services are provided.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

General and administrative expenses

General and administrative expenses consist of salaries and benefit for administrative personnel and management, utilities, and expenses related to general operations.

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive income (loss)

The Group presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(2) Basis of presentation and significant accounting policies (cont.)

Earnings per share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2023 and 2022.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Adoption of new accounting standard

Effective January 1, 2023, the Group adopted ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard was effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The adoption of this standard did not have an impact on the consolidated financial statements.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Group is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Group is evaluating the disclosure requirements related to the new standard.

The Group has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(3) Accounts receivables, net

Accounts receivables, net consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Accounts receivables	$428,722	$533,512
Less: allowance for expected credit losses	(709)	(2,056)
Total accounts receivables, net	$428,013	$531,456

The movement of allowance for expected credit loss is as follows:

Balance at December 31, 2021	$97,004
Decrease in allowance for expected credit losses	(94,956)
Foreign exchange difference	8
Balance at December 31, 2022	2,056
Decrease in allowance for expected credit losses	(1,345)
Foreign exchange difference	(2)
Balance at December 31, 2023	$709

(4) Prepayments, deposits and other receivables

Prepayments, deposits and other receivables consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Prepayments	$31,229	$8,796
Deposits	15,711	14,813
Other receivables	15,503	264
Prepayments, deposits and other receivables	$62,443	$23,873

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(5) Intangible asset, net

As of December 31, 2023 and 2022, intangible asset, net consisted of the following:

	2023	2022
Software	$85,284	$87,767
Less： Accumulated amortization	(54,013)	(38,033)
Intangible asset, net	$31,271	$49,734

Amortization expense expected for the next two years is as follows:

2024	$17,159
2025	14,112
Total	$31,271

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(6) Accruals and other payables

Accruals and other payables consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Accrued professional fees	$12,802	$43,545
Accrued staff costs and staff benefits	113,554	83,830
Others	8,267	1,280
Accruals and other payables	$134,623	$128,655

(7) Contract liabilities

Contract liabilities consisted of the following:

	2023	2022
Balance at beginning of year	$250,252	$206,883
Additions	57,009	222,231
Recognized to revenue during the year	(190,086)	(178,596)
Exchange adjustment	(95)	(266)
Balance at end of year	$117,080	$250,252

(8) Related party transactions

The following is a list of related parties which the Group has balances and transactions with:

Wu Rui	(1) Controlling shareholder of the Company as at December 31, 2023 and 2022, exited on January 18, 2024 (2) Director of the Company
Zhao Lizhen	(1) Former shareholder of the Company (13%), exited on December 5, 2023 (2) Former director of the Company, resigned on August 31, 2023
Qian Xiaoni	Former shareholder of the Company (2%), exited on December 5, 2023
Riches Credit Insurance Brokerage Limited	Principally owned (90%) by the Company’s controlling shareholder, Wu Rui
Riches Consultancy (Macau) Limited	(1) Principally owned (80%) by the Company’s controlling shareholder, Wu Rui (2) Common director, Wu Rui
東方之珠（深圳）出入境服務有限公司 (formerly known as 深圳市海及婭健康管理諮詢有限公司) (Oriental Pearl (Shenzhen) Immigration Service Co., Ltd.(formerly known as Shenzhen Hygeia Health Management Consulting Co., Ltd.))	(1) Principally owned (75%) by the Company’s controlling shareholder, Wu Rui (2) Common director, Wu Rui
深圳市天材教育諮詢有限公司(Shenzhen Talent Capacity Education Consulting Co., Ltd.)	(1) Owned by the Company’s controlling shareholder, Wu Rui (2) Common director, Wu Rui

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

a.            Accounts receivable from related party

As of December 31, 2023 and 2022, the balance of accounts receivables from related party was as follows:

	2023	2022
Riches Credit Insurance Brokerage Limited	$40,598	$-

The balances represented the accounts receivable from related party for the insurance referral service rendered by the Group. For details, please refer to “f. Related Party Transactions” below.

b.            Amount due from the related companies

As of December 31, 2023 and 2022, the balances of amount due from the related companies were as follows:

	2023	2022
Oriental Pearl (Shenzhen) Immigration Service Co., Ltd.	$-	$74,163
Shenzhen Talent Capacity Education Consulting Co., Ltd.	14,083	240,742
Riches Consultancy (Macau) Limited	-	359
Riches Credit Insurance Brokerage Limited	6,058	-
Total amount due from the related companies	$20,141	$315,264

The balances of amount due from related parties were unsecured, interest-free and repayable on demand.

c.            Accounts payable to related party

As of December 31, 2023 and 2022, no balances of accounts payable to related party.

d.            Amount due to the related companies

As of December 31, 2023 and 2022, the balances of amount due to the related companies were as follows:

	2023	2022
Oriental Pearl (Shenzhen) Immigration Service Co., Ltd.	$5,024	$-
Shenzhen Talent Capacity Education Consulting Co., Ltd.	1,335	8,621
Riches Consultancy (Macau) Limited	-	27,610
Total amount due to the related companies	$6,359	$36,231

The balances of amount due to the related parties were unsecured, interest-free and repayable on demand.

e.            Amount due from/to the director, the former director and the former shareholder

The balance of amount due from/to the director, the former director and the former shareholder were unsecured, interest-free and repayable on demand.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

f.            Related party transactions

The following are the related party transactions for the years ended December 31, 2023 and 2022.

		2023	2022
Sales to related party
Riches Credit Insurance Brokerage Limited	(1)	$40,591	$-
Rental expenses
Oriental Pearl (Shenzhen) Immigration Service Co., Ltd.	(2)	-	-
Shenzhen Talent Capacity Education Consulting Co., Ltd.	(2)	-	-
Staff costs
Oriental Pearl (Shenzhen) Immigration Service Co., Ltd.	(3)	-	-
Shenzhen Talent Capacity Education Consulting Co., Ltd.	(3)	-	-

(1)	For the year ended December 31, 2023, the Group has provided insurance referral services to Riches Credit Insurance Brokerage Limited, and has charged service fee on the basis of that.

(2)	For the years ended December 31, 2023 and 2022, the Group has used the office premises rented by Oriental Pearl (Shenzhen) Immigration Service Co., Ltd. and Shenzhen Talent Capacity Education Consulting Co., Ltd. located in Shenzhen. The rent of the office premises for the years ended December 31, 2023 and 2022 totaled RMB689,488(equivalent to US$97,496) and RMB454,174(equivalent to US$67,521), respectively. Approximately half of the office premises was used by the Group while the remaining half used by Oriental Pearl (Shenzhen) Immigration Service Co., Ltd. and Shenzhen Talent Capacity Education Consulting Co., Ltd. It has been agreed that the Group can use the office premises free of charge.

(3)	For the years ended December 31, 2023 and 2022, the Group has borrowed several finance personnel of Oriental Pearl (Shenzhen) Immigration Service Co., Ltd. and Shenzhen Talent Capacity Education Consulting Co., Ltd. to assist with its finance and accounting affairs. The annual salaries of the borrowed finance personnel for the years ended December 31, 2023 and 2022 totaled RMB172,208 (equivalent to US$24,350) and RMB68,478(equivalent to US$10,180), respectively. Approximately half of the time of the finance personnel was taken up by the Group. It has been agreed that the abovementioned arrangement was free of charge.

(9) Shareholders’ equity

Ordinary share

The Company was incorporated in the Cayman Islands on November 14, 2019 with authorized share capital of US$50,000 divided into 50,000 shares with a par value of US$1 each. As of December 31, 2023 and 2022, 50,000 ordinary shares were issued and outstanding.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(10) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in Hong Kong and PRC. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

PRC

The Company’s PRC operating subsidiary is governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, the PRC subsidiary of the Group enjoys preferential income tax policies for the small and low profit enterprises for both years. The net tax loss attributable to those PRC entities, if any, can only be carried forward for a maximum period of five years, through 2028.

The following table reconciles the Hong Kong statutory rates to the Group’s effective tax rate for the years ended December 31, 2023 and 2022.

	2023	2022
HK SAR Profits Tax at 16.5%	16.5%	16.5%
Difference under two-tiered profits tax rate regime	(65.8)	0.0
Effect of preferential tax rate granted to the PRC subsidiary	2.8	(13.2)
Income not subject to tax	(1.4)	(5.7)
Tax effect on non-deductible expenses	1.7	6.4
Tax effect on temporary differences not recognized	(0.9)	(13.0)
Tax effect on tax loss not recognized	112.5	42.7
Tax effect on utilization of tax losses	(38.1)	(30.9)
Tax concession	(1.4)	0.0
Effective income tax rate	25.9%	2.8%

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(11) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Group determined it has four operating segments.

The following table presents revenue by services categories for the year ended December 31, 2023:

	Advisory and referral services	Consultancy services for insurance products	Property agency services	Application membership services	Applications, Technology & Services	Corporate unallocated	Consolidated
Revenue	$352,957	$5,820,758	$55,280	$40,092	$38,090	$-	$6,307,177
Gross profit	132,828	493,995	8,974	14,420	16,667	-	666,884
Operating expenses	(269,221)	(283,146)	(61,843)	(4,737)	(36,619)	-	(655,566)
Operating (loss) profit	(136,393)	210,849	(52,869)	9,683	(19,952)	-	11,318
Other income	13,108	1,290	-	-	900	-	15,298
(Loss) profit before provision for income taxes	(123,285)	212,139	(52,869)	9,683	(19,052)	-	26,616
Income tax expense	-	(6,894)	-	-		-	(6,894)
Net (loss) profit	(123,285)	205,245	(52,869)	9,683	(19,052)	-	19,722

As of December 31, 2023
Identifiable long-lived assets	-	-	-	31,271		-	31,271
Total non-current assets	-	-	-	31,271		-	31,271

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

The following table presents revenue by services categories for the year ended December 31, 2022:

	Advisory and referral services	Consultancy services for insurance products	Property agency services	Application membership services	Applications, Technology & Services	Corporate unallocated	Consolidated
Revenue	$338,511	$4,400,214	$276,035	$35,328	$64,129	$-	$5,114,217
Gross profit	175,653	531,419	68,250	6,878	58,197	-	840,397
Operating expenses	(239,955)	(303,656)	(153,174)	(1,874)	(34,150)	(39,758)	(772,567)
Operating (loss) profit	(64,302)	227,763	(84,924)	5,004	24,047	(39,758)	67,830
Other income	17,970	15,949	13,418	-	5,308	-	52,645
(Loss) profit before provision for income taxes	(46,332)	243,712	(71,506)	5,004	29,355	(39,758)	120,475
Income tax expense	-	-	-	(497)	(2,915)	-	(3,412)
Net (loss) profit	(46,332)	243,712	(71,506)	4,507	26,440	(39,758)	117,063

As of December 31, 2022
Identifiable long-lived assets	-	-	-	49,734		-	49,734
Total non-current assets	-	-	-	49,734		-	49,734

The Group’s revenue from customers by geographic area were as below:

	2023	2022
PRC	$78,182	$99,457
Hong Kong	6,228,995	5,014,760
Total	$6,307,177	$5,114,217

(12) Risks and uncertainties

Customer concentration risk

For the year ended December 31, 2023 and 2022, customers accounting for more than 10% of total revenue were as below:

	2023		2022
Customer	Amount	% of total revenue	Amount	% of total revenue
Ever Fountain Global Wealth Management Limited	$2,856,820	45%	$1,839,290	36%
華港咨詢有限公司 (Fargo Consulting Limited)	1,260,134	20%	-	-
Flower Seasons Management Limited	1,081,662	17%	1,871,213	37%
Total	$5,198,616	82%	$3,710,503	73%

Any decrease in sales to these major customers may negatively impact the Group’s operations and cash flows if the Group fails to increase its sales to other customers.

Supplier concentration risk

For the year ended December 31, 2023 and 2022, there were no suppliers accounting for more than 10% of total purchase.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

(12) Risks and uncertainties(cont.)

Credit risk

Credit risk is the potential financial loss to the Group resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. As the Group does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (exclude prepayments), cash and cash equivalents and amount due from related parties presented on the consolidated balance sheets. The Group has no other financial assets which carry significant exposure to credit risk.

Accounts receivables

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of the accounts receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Group’s credit risk is significantly reduced. The net reversal of loss allowance for accounts receivables for the years ended December 31, 2023 and 2022 are $1,345 and $94,956 respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Group is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.
Deposit and other receivables

The Group assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Group, the directors consider the loss allowance for other receivables as of December 31, 2023 and 2022 was insignificant and accordingly no allowance for credit losses was provided.

Amount due from related parties

With respect to the amount due from related parties, the Group has made periodic individual assessment on recoverability based on historical settlement records and adjusts for forward-looking information. In view of the strong financial capability of these related parties and considered the future prospects of the industry these counterparties operate, the Group consider their probability of default and exposure of default are low, and accordingly, no impairment was recognized in respect of the amounts due from related parties.

RICHES HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

(Stated in U.S. Dollars, except share)

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Group is exposed to floating interest rate risk on its variable-rate cash deposit, and to fair value interest rate risk on its fixed-rate cash deposits. The risk due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage our interest risk exposure.

The Group considered that its exposure to cash flow interest rate risk is low as the financial impact arising from the changes of market interest rate is insignificant, therefore, no sensitivity analysis is presented.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets and liabilities will affect the Group’s financial position as a result of a change in foreign currency exchange rates.

Majority of the Group’s transactions are denominated in HK$ and with few transactions denominated in RMB. The Group is subject to foreign exchange rate risk arising from the assets and liabilities which are denominated in currency other than the functional currency of the relevant group entity. The Group currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

In the opinion of the Group, the currency risk of $ is considered insignificant as HK$ is pegged to $ and therefore no sensitivity analysis is presented.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

(13) Subsequent event

The Group evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. Unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On January 18, 2024, as part of the reorganization, LIANTENG Limited, a corporation duly organized and existing under the laws of British Virgin Islands, acquired all the shares of Riches Holdings Limited, from Mr. Wu Rui. Subsequent to the transaction, LIANTENG Limited entered into a sale and purchase agreement dated May 9, 2024 with TROOPS, Inc., a company incorporated under the laws of Cayman Islands. In accordance with the agreement terms, TROOPS, Inc. has agreed to purchase all the shares of Riches Holdings Limited from LIANTENG Limited, with the consideration satisfied by TROOPS, Inc. through the issuance of a convertible note at a par value of US$13,400,000. As of May 31, 2024, the completion of the agreement between LIANTENG Limited and TROOPS, Inc. has taken place.